UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.   21  )*

AMREP CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034 (215) 643-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934(“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Nicholas G. Karabots

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,290,698
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,290,698
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 1,290,698

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 21.5%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Glendi Publications, Inc.  59-2235938

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,391,180
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,391,180
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 1,391,180

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 23.2%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kappa Media Group, Inc.    23-3047713

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 410,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 410,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 410,000

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.8%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Karabots Foundation.    23-2939856

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 421,766
(8) Shared Voting Power 0
(9) Sole Dispositive Power 421,766
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 421,766

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.0%

(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 21 to Schedule 13D (“Amendment No. 20”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation").  The Statement has been previously amended by Amendment No. 20 to Schedule 13D filed on November 10, 2010, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994,  Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994.  Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994.  In the event that any disclosure contained in this Amendment No. 21 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 21.

Item 1.                      Security and Issuer

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 21.

Item 2.                                Identity and Background

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 21.

Item 3.                                Source and Amounts of Funds or Other Consideration

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 21.

Item 4.                                Purpose of the Transaction.

Item 4 of the Statement is hereby amended to add the following paragraph:

On December 29, 2010, the Corporation filed a registration statement on Form S-1 with the SEC, which registers the resale of up to 515,000 shares beneficially owned by Mr. Karabots, consisting of 213,000 shares owned of record by Mr. Karabots and 302,000 shares owned of record by The Karabots Foundation.  Mr. Karabots and The Karabots Foundation may make sales of such shares pursuant to this registration statement once it is declared effective.  Mr. Karabots and The Karabots Foundation may also effect other dispositions of these and other shares.

Item 5.                                Interest in Securities of the Company.

There are no amendments to Item 5 of the Statement pursuant to this Amendment No. 21.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 6 to read as follows:

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material Filed as Exhibits.

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 21.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                 January 3, 2011                                   /s/ Nicholas G. Karabots
---------------------------------------------
Nicholas G. Karabots

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENDI PUBLICATIONS, INC.

Date:                 January 3, 2011                                   /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title: Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAPPA MEDIA GROUP,  INC.

Date:                 January 3, 2011                                   /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title: Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KARABOTS FOUNDATION

Date:                 January 3, 2011                                   /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title: President